10 Secrets of Berrett-Koehler's Success

Steven Piersanti, President, Berrett-Koehler Publishers   October 12, 2011

1. **BK's Mission and Values.** In selecting books to publish and in managing our business, we are guided by our mission of "Connecting People and Ideas to Create a World That Works for All."   This gives BK a strong sense of purpose, distinguishes BK in the marketplace, and attracts many authors, readers, and other BK community members. Supporting this mission are BK's commitments to quality, stewardship, partnership, sustainability, and other values.

2. **Fidelity to Vision.** My opening statement in our first catalog in 1992 still guides BK: "If I were to choose one word to describe our vision, it would be 'stewardship.' By this I mean a deep sense of responsibility to administer the publishing company for the benefit of all of our 'stakeholder' groups – authors, customers, employees, suppliers and subcontractors, owners, and the societal and environmental communities in which we live and work. Each of these groups contributes to the success of our publishing venture, and each has a 'stake' or investment in its success, whether that investment is time, talent, money, or other resources."

3. **Independence.** In an age of corporate consolidation, BK has remained fiercely independent, which allows us to chart our own course and not be governed by short-term stock market pressures. BK is owned by our stakeholders, including employees, authors, customers, suppliers, service providers, sales partners, and publishing industry friends.

4. **Community Building.** Much of BK's success has always been due to our wonderful communities, including authors who refer and recommend outstanding new authors to us, our world-class manuscript reviewers who go above and beyond in helping our authors improve their manuscripts, devoted customers who spread the word about our books, sales partners around the world who help our books succeed, our production and printing partners who work with BK and our authors in uniquely collaborative ways, and our shareholders who have been tremendously supportive of BK's mission and values. BK community members often report being amazed by the degree of shared purpose, mutual respect, openness, generosity, welcoming, collaboration, and hope that they experience in BK communities. All of these qualities are manifest in the BK Authors Cooperative, a one-of-a-kind organization in the world where authors come together to help each other in many big and small ways.

5. **Author Friendly.** BK has a well-deserved reputation for being one of the most author-friendly publishing companies. This begins with a publication agreement that has many unique author-friendly provisions. It continues with numerous distinctive practices (such as our "Bill of Rights and Responsibilities for BK Authors") to improve the author-publisher relationship, enhance timely and open communication, and give authors more involvement than publishing norms in the design of their books. And it comes together by launching each new book with an Author Day that connects the author to the whole

BK staff, gets everyone excited about the book, and creates close collaboration between the author and publisher on all aspects of making books successful.

6. **Intensive Editorial Support.** Whereas many publishers no longer provide much editorial support, BK's publishing approach continues to be distinguished by in-depth, beginning-to-end coaching of authors by BK's senior editors, detailed reviews of manuscripts by prospective readers of the books, and top-notch copyediting. Authors often find this editorial support to be more rigorous, value-adding, and helpful than what they have experienced from other publishers.

7. **Design and Production Excellence.** For each publication, BK assembles a design and production team that not only has top credentials and experience in book publishing but also is uniquely suited to the requirements of the particular publication. The result is that BK goes from final manuscript to bound book in less time than most publishers require while also publishing books that are exemplary in their appearance, functionality, and professionalism and virtually free of the typos, poor design, poor editing, and other mistakes that often plague books.

8. **Multichannel Marketing and Digital Leadership.** BK markets books through more channels and in more ways – and invests a much higher portion of our revenues in marketing – than do most publishers. BK is also a leader in digital publishing, marketing, and community building, which was recognized by a recent *Publishers Weekly* story (May 23, 2011) that stated: "The publisher putting the most concerted focus on digital developments in the business book category is the independent, California-based Berrett-Koehler." For more information about the many things that set BK's marketing apart, please see my article, "10 Awesome Truths about Berrett-Koehler's Marketing."

9. **Fiscal Prudence and Stability.** BK competes in a tumultuous and challenging publishing environment that has led many of our competitors to have large layoffs and restructurings, to be acquired by other companies, or even to go out of business. BK has been fortunate to avoid these disruptions in part because of the continuing strength of our publishing program and in part because of fiscally solid financial practices. BK avoids practices that get other publishers in trouble, such as overspending on a few projects and basing authors' compensation on speculation and bidding wars. We compete successfully for top authors by offering a whole range of distinctive publishing advantages that authors value highly rather than reducing the equation to just buying authors with the highest bid. BK's remuneration to authors is based on the actual sales performance of books, which allows us to give attention to all of our publications, to devote greater resources to sales and marketing, and to be more stable as a company.

10. **Continuity and Constancy.** Unlike many publishers that change strategies, personnel, and even ownership frequently, BK has been a model of constancy. Not only have our mission, vision, and ownership remained durable, but we have also been blessed by great staff continuity: our average BK staff tenure is 9 years and our average BK manager tenure is 10 years. This has many benefits to authors, including maximizing the experience and expertise of the BK staff members working on their books and creating a higher likelihood than in most other publishers that the same team will work with the authors throughout the publishing process for their books.